UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENON ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37244E107

(CUSIP Number)

Peter A. Nussbaum, Esq. S.A.C. Capital Advisors, L.P. 72 Cummings Point Road Stamford, CT 06902 (203) 890-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244E107	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,457,808 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,457,808 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,457,808 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 37244E107	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,457,808 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,457,808 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,457,808 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 37244E107	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON CR Intrinsic Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,250,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,250,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,250,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 37244E107	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,707,808 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,707,808 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,707,808 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer.

This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of GenOn Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1000 Main Street, Houston, Texas 77002.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”), S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant”) and S.A.C. Velocity Fund, LLC (“SAC Velocity”);

(ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant and SAC Velocity;

(iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); and

(iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC MultiQuant, SAC Velocity, CR Intrinsic Investors and CR Intrinsic Investments.

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.

(b) The address of the principal business office of SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902.

(c) The principal business of SAC Capital Advisors LP is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, SAC MultiQuant and SAC Velocity, and to control the investing and trading in securities by these private investment funds. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments, and to control the investing and trading in securities by this private investment fund. The principal business of SAC Capital Advisors Inc. is to serve as the general partner of SAC Capital Advisors LP. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors LP, CR Intrinsic Investors, and other affiliated entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SAC Capital Advisors LP is a Delaware limited partnership. CR Intrinsic Investors is a Delaware limited liability company. SAC Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $74,840,428.90 of investment capital to purchase the 36,707,808 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates, SAC MultiQuant, SAC Velocity and CR Intrinsic Investments in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

On July 23, 2012, the Issuer filed a Form 8-K with the Securities and Exchange Commission stating that it had entered into an Agreement and Plan of Merger with NRG Energy, Inc. (“Parent”) and its wholly-owned subsidiary, Plus Merger Corporation (“Merger Sub”), on July 20, 2012, pursuant to which Merger Sub will be merged with and into the Issuer, and as a result the Issuer will continue as the surviving corporation and be a wholly owned subsidiary of Parent. Each issued and outstanding share of the Issuer’s Common Stock will be canceled and will be automatically converted into the right to receive 0.1216 shares of common stock of Parent.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer, engage in short-selling or hedging or similar transactions with respect to the Common Stock of the Issuer, and/or continue to hold Common Stock of the Issuer. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on July 23, 2012, the Reporting Persons beneficially owned an aggregate of 36,707,808 shares of Common Stock, representing approximately 4.7% of the shares of Common Stock outstanding. The percentages used herein are based upon 772,866,179 shares of Common Stock reported to be outstanding as of May 3, 2012 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012.

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates, SAC MultiQuant and SAC Velocity. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. CR Intrinsic Investors maintains investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen controls SAC Capital Advisors Inc. and CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 28,457,808 shares of Common Stock (constituting approximately 3.7% of the shares of Common Stock outstanding) and each of CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own 8,250,000 shares of Common Stock (constituting approximately 1.1% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 28,457,808 shares of Common Stock, constituting 3.7% of such class of securities;

(ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 28,457,808 shares of Common Stock, constituting 3.7% of such class of securities;

(iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,250,000 shares of Common Stock, constituting 1.1% of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 36,707,808 shares of Common Stock, constituting approximately 4.7% of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant, SAC Velocity and CR Intrinsic Investments.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on July 23, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 55,600 shares of Common Stock through such contracts. SAC MultiQuant has short economic exposure to 45,300 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.	Material to be filed as Exhibits.

1. Schedule A - Sixty Day Trading History

2. Exhibit 99.1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2012

S.A.C. CAPITAL ADVISORS, L.P.

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

CR INTRINSIC INVESTORS, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

Schedule A

SIXTY DAY TRADING HISTORY,

GENON ENERGY, INC.

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Date	Name	Amount	Weighted Average Price	Range of Prices
5/25/2012	S.A.C. CAPITAL ASSOCIATES, LLC	611500	1.73150	1.720 - 1.760
5/25/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 1500	1.74000	1.740 - 1.740
5/25/2012	CR INTRINSIC INVESTMENTS, LLC	1000000	1.76333	1.740 - 1.780
5/25/2012	S.A.C. MULTIQUANT FUND, LLC	78782	1.73780	1.720 - 1.770
5/25/2012	S.A.C. VELOCITY FUND, LLC	24595	1.73479	1.720 - 1.770
5/25/2012	S.A.C. VELOCITY FUND, LLC	- 27900	1.73939	1.720 - 1.780
5/29/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 10000	1.78593	1.770 - 1.800
5/29/2012	S.A.C. MULTIQUANT FUND, LLC	47500	1.79373	1.775 - 1.820
5/29/2012	S.A.C. VELOCITY FUND, LLC	10000	1.77310	1.760 - 1.820
5/29/2012	S.A.C. VELOCITY FUND, LLC	- 6300	1.77952	1.770 - 1.800
5/30/2012	S.A.C. VELOCITY FUND, LLC	- 14500	1.72462	1.700 - 1.760
5/30/2012	S.A.C. VELOCITY FUND, LLC	11100	1.72523	1.700 - 1.760
5/31/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 2000	1.68000	1.680 - 1.680
5/31/2012	S.A.C. CAPITAL ASSOCIATES, LLC	1005000	1.68438	1.660 - 1.700
5/31/2012	CR INTRINSIC INVESTMENTS, LLC	500000	1.68884	1.650 - 1.740
5/31/2012	S.A.C. MULTIQUANT FUND, LLC	33427	1.68227	1.650 - 1.720
5/31/2012	S.A.C. VELOCITY FUND, LLC	10424	1.69274	1.650 - 1.720
5/31/2012	S.A.C. VELOCITY FUND, LLC	- 7500	1.70720	1.660 - 1.730
6/1/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 68000	1.70094	1.680 - 1.710
6/1/2012	S.A.C. VELOCITY FUND, LLC	10801	1.70305	1.690 - 1.720
6/1/2012	S.A.C. VELOCITY FUND, LLC	- 13900	1.70317	1.690 - 1.730
6/4/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 2400	1.66958	1.640 - 1.695
6/4/2012	S.A.C. CAPITAL ASSOCIATES, LLC	1000	1.68000	1.680 - 1.680
6/4/2012	CR INTRINSIC INVESTMENTS, LLC	10000	1.64965	1.645 - 1.650
6/4/2012	S.A.C. MULTIQUANT FUND, LLC	17500	1.65243	1.640 - 1.660
6/4/2012	S.A.C. VELOCITY FUND, LLC	17800	1.67090	1.650 - 1.690
6/4/2012	S.A.C. VELOCITY FUND, LLC	- 18800	1.68303	1.640 - 1.700
6/5/2012	S.A.C. CAPITAL ASSOCIATES, LLC	201700	1.67355	1.660 - 1.690
6/5/2012	S.A.C. MULTIQUANT FUND, LLC	1800	1.68000	1.680 - 1.680
6/5/2012	S.A.C. VELOCITY FUND, LLC	7700	1.67299	1.660 - 1.690
6/5/2012	S.A.C. VELOCITY FUND, LLC	- 3700	1.67649	1.670 - 1.690

Date	Name	Amount	Weighted Average Price	Range of Prices
6/6/2012	S.A.C. CAPITAL ASSOCIATES, LLC	37463	1.68024	1.670 - 1.685
6/6/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 12300	1.68931	1.670 - 1.700
6/6/2012	CR INTRINSIC INVESTMENTS, LLC	15000	1.71307	1.705 - 1.720
6/6/2012	S.A.C. MULTIQUANT FUND, LLC	24900	1.70252	1.670 - 1.720
6/6/2012	S.A.C. VELOCITY FUND, LLC	10100	1.69446	1.690 - 1.720
6/6/2012	S.A.C. VELOCITY FUND, LLC	- 7500	1.70680	1.700 - 1.720
6/7/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 4400	1.69787	1.670 - 1.710
6/7/2012	S.A.C. VELOCITY FUND, LLC	13500	1.68081	1.670 - 1.690
6/7/2012	S.A.C. VELOCITY FUND, LLC	- 13553	1.68902	1.680 - 1.720
6/8/2012	S.A.C. CAPITAL ASSOCIATES, LLC	385000	1.60711	1.590 - 1.620
6/8/2012	CR INTRINSIC INVESTMENTS, LLC	10000	1.62995	1.625 - 1.630
6/8/2012	S.A.C. MULTIQUANT FUND, LLC	- 26004	1.61000	1.610 - 1.610
6/8/2012	S.A.C. VELOCITY FUND, LLC	23477	1.59859	1.590 - 1.630
6/8/2012	S.A.C. VELOCITY FUND, LLC	- 26900	1.61019	1.600 - 1.640
6/11/2012	S.A.C. VELOCITY FUND, LLC	40350	1.51501	1.460 - 1.590
6/11/2012	S.A.C. VELOCITY FUND, LLC	- 40500	1.52195	1.470 - 1.590
6/12/2012	S.A.C. CAPITAL ASSOCIATES, LLC	10000	1.40920	1.400 - 1.420
6/12/2012	CR INTRINSIC INVESTMENTS, LLC	15000	1.44998	1.445 - 1.450
6/12/2012	S.A.C. VELOCITY FUND, LLC	12400	1.41790	1.400 - 1.440
6/12/2012	S.A.C. VELOCITY FUND, LLC	- 8900	1.43764	1.420 - 1.490
6/13/2012	S.A.C. CAPITAL ASSOCIATES, LLC	1165213	1.38359	1.345 - 1.410
6/13/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 10000	1.44920	1.390 - 1.470
6/13/2012	S.A.C. VELOCITY FUND, LLC	33792	1.37891	1.340 - 1.420
6/13/2012	S.A.C. VELOCITY FUND, LLC	- 39985	1.39074	1.340 - 1.430
6/14/2012	S.A.C. CAPITAL ASSOCIATES, LLC	1522200	1.36292	1.310 - 1.400
6/14/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 26513	1.37839	1.330 - 1.400
6/14/2012	CR INTRINSIC INVESTMENTS, LLC	175000	1.36429	1.340 - 1.400
6/14/2012	S.A.C. MULTIQUANT FUND, LLC	10500	1.38086	1.370 - 1.400
6/14/2012	S.A.C. VELOCITY FUND, LLC	39430	1.34995	1.310 - 1.400
6/14/2012	S.A.C. VELOCITY FUND, LLC	- 35125	1.35907	1.320 - 1.410
6/15/2012	S.A.C. CAPITAL ASSOCIATES, LLC	54400	1.27104	1.255 - 1.310
6/15/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 11500	1.30700	1.270 - 1.320
6/15/2012	S.A.C. MULTIQUANT FUND, LLC	- 1672	1.28000	1.280 - 1.280
6/15/2012	S.A.C. MULTIQUANT FUND, LLC	15800	1.30542	1.290 - 1.320
6/15/2012	S.A.C. VELOCITY FUND, LLC	16300	1.27571	1.250 - 1.310
6/15/2012	S.A.C. VELOCITY FUND, LLC	- 20900	1.27947	1.250 - 1.320
6/18/2012	S.A.C. CAPITAL ASSOCIATES, LLC	758329	1.30233	1.290 - 1.350
6/18/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 625892	1.33933	1.280 - 1.345
6/18/2012	S.A.C. MULTIQUANT FUND, LLC	142500	1.29766	1.280 - 1.340
6/18/2012	S.A.C. VELOCITY FUND, LLC	20593	1.32297	1.280 - 1.340
6/18/2012	S.A.C. VELOCITY FUND, LLC	- 20700	1.33295	1.300 - 1.350
6/19/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 255000	1.40053	1.320 - 1.425
6/19/2012	S.A.C. CAPITAL ASSOCIATES, LLC	33800	1.42928	1.390 - 1.470
6/19/2012	S.A.C. MULTIQUANT FUND, LLC	50800	1.36147	1.310 - 1.410
6/19/2012	S.A.C. MULTIQUANT FUND, LLC	- 14800	1.47000	1.470 - 1.470
6/19/2012	S.A.C. VELOCITY FUND, LLC	27849	1.38774	1.320 - 1.460

Date	Name	Amount	Weighted Average Price	Range of Prices
6/19/2012	S.A.C. VELOCITY FUND, LLC	- 27400	1.40715	1.340 - 1.470
6/20/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 13600	1.39618	1.390 - 1.410
6/20/2012	S.A.C. MULTIQUANT FUND, LLC	41928	1.39642	1.390 - 1.410
6/20/2012	S.A.C. VELOCITY FUND, LLC	35178	1.39611	1.390 - 1.420
6/20/2012	S.A.C. VELOCITY FUND, LLC	- 31174	1.40243	1.400 - 1.420
6/21/2012	S.A.C. CAPITAL ASSOCIATES, LLC	730831	1.40152	1.390 - 1.430
6/21/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 2231	1.41097	1.410 - 1.415
6/21/2012	CR INTRINSIC INVESTMENTS, LLC	- 250000	1.40669	1.390 - 1.420
6/21/2012	S.A.C. MULTIQUANT FUND, LLC	14928	1.40891	1.400 - 1.410
6/21/2012	S.A.C. MULTIQUANT FUND, LLC	- 9726	1.41780	1.405 - 1.420
6/21/2012	S.A.C. VELOCITY FUND, LLC	26000	1.41708	1.390 - 1.440
6/21/2012	S.A.C. VELOCITY FUND, LLC	- 30300	1.41974	1.390 - 1.440
6/22/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 1000	1.43050	1.430 - 1.432
6/22/2012	S.A.C. CAPITAL ASSOCIATES, LLC	97600	1.46623	1.450 - 1.490
6/22/2012	CR INTRINSIC INVESTMENTS, LLC	250000	1.46850	1.440 - 1.490
6/22/2012	S.A.C. MULTIQUANT FUND, LLC	- 176330	1.45217	1.430 - 1.470
6/22/2012	S.A.C. MULTIQUANT FUND, LLC	74946	1.46760	1.450 - 1.490
6/25/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 4500	1.47683	1.470 - 1.535
6/25/2012	S.A.C. CAPITAL ASSOCIATES, LLC	1078100	1.51459	1.465 - 1.600
6/25/2012	CR INTRINSIC INVESTMENTS, LLC	- 775000	1.54311	1.490 - 1.595
6/25/2012	CR INTRINSIC INVESTMENTS, LLC	250000	1.54998	1.545 - 1.550
6/25/2012	S.A.C. MULTIQUANT FUND, LLC	- 101100	1.51176	1.480 - 1.590
6/25/2012	S.A.C. VELOCITY FUND, LLC	35808	1.53689	1.480 - 1.590
6/25/2012	S.A.C. VELOCITY FUND, LLC	- 32400	1.53806	1.490 - 1.600
6/26/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 17500	1.60853	1.560 - 1.645
6/26/2012	CR INTRINSIC INVESTMENTS, LLC	- 58406	1.58169	1.570 - 1.650
6/26/2012	S.A.C. MULTIQUANT FUND, LLC	1900	1.56000	1.560 - 1.560
6/26/2012	S.A.C. MULTIQUANT FUND, LLC	- 6900	1.64377	1.600 - 1.650
6/26/2012	S.A.C. VELOCITY FUND, LLC	6400	1.62406	1.600 - 1.640
6/26/2012	S.A.C. VELOCITY FUND, LLC	- 5486	1.63232	1.610 - 1.650
6/27/2012	S.A.C. CAPITAL ASSOCIATES, LLC	127200	1.68173	1.675 - 1.700
6/27/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 1275400	1.68544	1.670 - 1.695
6/27/2012	CR INTRINSIC INVESTMENTS, LLC	- 15000	1.69003	1.690 - 1.695
6/27/2012	S.A.C. MULTIQUANT FUND, LLC	2400	1.67250	1.670 - 1.690
6/27/2012	S.A.C. MULTIQUANT FUND, LLC	- 11400	1.67798	1.670 - 1.690
6/27/2012	S.A.C. VELOCITY FUND, LLC	15900	1.67868	1.670 - 1.690
6/27/2012	S.A.C. VELOCITY FUND, LLC	- 19884	1.68357	1.630 - 1.700
6/28/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 513977	1.67767	1.660 - 1.700
6/28/2012	CR INTRINSIC INVESTMENTS, LLC	- 73094	1.70005	1.700 - 1.705
6/28/2012	S.A.C. MULTIQUANT FUND, LLC	20600	1.68835	1.630 - 1.700
6/28/2012	S.A.C. MULTIQUANT FUND, LLC	- 32800	1.69454	1.660 - 1.700
6/28/2012	S.A.C. VELOCITY FUND, LLC	- 11300	1.65619	1.630 - 1.690
6/28/2012	S.A.C. VELOCITY FUND, LLC	12500	1.66808	1.630 - 1.700
6/29/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 539323	1.73461	1.690 - 1.770
6/29/2012	S.A.C. MULTIQUANT FUND, LLC	- 34500	1.75861	1.730 - 1.770
6/29/2012	S.A.C. VELOCITY FUND, LLC	17600	1.72506	1.690 - 1.760

Date	Name	Amount	Weighted Average Price	Range of Prices
6/29/2012	S.A.C. VELOCITY FUND, LLC	- 19300	1.72720	1.700 - 1.770
7/2/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 5100	1.70451	1.690 - 1.730
7/2/2012	S.A.C. MULTIQUANT FUND, LLC	- 19600	1.72158	1.710 - 1.740
7/2/2012	S.A.C. VELOCITY FUND, LLC	- 12600	1.70921	1.700 - 1.720
7/2/2012	S.A.C. VELOCITY FUND, LLC	13400	1.70978	1.700 - 1.740
7/3/2012	CR INTRINSIC INVESTMENTS, LLC	- 200000	1.71399	1.680 - 1.750
7/3/2012	S.A.C. MULTIQUANT FUND, LLC	- 3700	1.74000	1.740 - 1.740
7/3/2012	S.A.C. VELOCITY FUND, LLC	- 12500	1.70472	1.690 - 1.730
7/3/2012	S.A.C. VELOCITY FUND, LLC	15000	1.70927	1.680 - 1.750
7/5/2012	CR INTRINSIC INVESTMENTS, LLC	10000	1.67000	1.670 - 1.670
7/5/2012	S.A.C. MULTIQUANT FUND, LLC	39800	1.66000	1.660 - 1.660
7/5/2012	S.A.C. MULTIQUANT FUND, LLC	- 28300	1.68820	1.660 - 1.750
7/5/2012	S.A.C. VELOCITY FUND, LLC	14500	1.67800	1.660 - 1.740
7/5/2012	S.A.C. VELOCITY FUND, LLC	- 11800	1.69890	1.670 - 1.750
7/6/2012	S.A.C. CAPITAL ASSOCIATES, LLC	4300	1.58000	1.580 - 1.580
7/6/2012	CR INTRINSIC INVESTMENTS, LLC	30000	1.61310	1.600 - 1.650
7/6/2012	S.A.C. MULTIQUANT FUND, LLC	- 42300	1.63634	1.570 - 1.680
7/6/2012	S.A.C. VELOCITY FUND, LLC	- 15300	1.61458	1.580 - 1.680
7/6/2012	S.A.C. VELOCITY FUND, LLC	10500	1.61790	1.570 - 1.680
7/9/2012	S.A.C. CAPITAL ASSOCIATES, LLC	498700	1.54816	1.530 - 1.570
7/9/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 1400	1.55571	1.540 - 1.570
7/9/2012	S.A.C. MULTIQUANT FUND, LLC	17850	1.53944	1.520 - 1.570
7/9/2012	S.A.C. VELOCITY FUND, LLC	- 13000	1.55762	1.530 - 1.580
7/9/2012	S.A.C. VELOCITY FUND, LLC	14107	1.55780	1.520 - 1.580
7/10/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 9700	1.58494	1.570 - 1.595
7/10/2012	S.A.C. VELOCITY FUND, LLC	10100	1.58337	1.570 - 1.590
7/10/2012	S.A.C. VELOCITY FUND, LLC	- 10800	1.58713	1.580 - 1.600
7/11/2012	CR INTRINSIC INVESTMENTS, LLC	- 218500	1.65670	1.650 - 1.665
7/11/2012	S.A.C. VELOCITY FUND, LLC	19700	1.65442	1.600 - 1.670
7/11/2012	S.A.C. VELOCITY FUND, LLC	- 15100	1.65914	1.610 - 1.680
7/12/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 1000	1.63000	1.630 - 1.630
7/12/2012	S.A.C. CAPITAL ASSOCIATES, LLC	106833	1.73468	1.730 - 1.740
7/12/2012	S.A.C. MULTIQUANT FUND, LLC	- 212200	1.67961	1.630 - 1.755
7/12/2012	S.A.C. VELOCITY FUND, LLC	- 15800	1.68715	1.640 - 1.750
7/12/2012	S.A.C. VELOCITY FUND, LLC	10000	1.70850	1.650 - 1.750
7/13/2012	S.A.C. MULTIQUANT FUND, LLC	- 3800	1.78000	1.780 - 1.780
7/13/2012	S.A.C. VELOCITY FUND, LLC	22100	1.76213	1.730 - 1.780
7/13/2012	S.A.C. VELOCITY FUND, LLC	- 21400	1.77047	1.760 - 1.790
7/16/2012	S.A.C. CAPITAL ASSOCIATES, LLC	1142500	1.77162	1.745 - 1.795
7/16/2012	CR INTRINSIC INVESTMENTS, LLC	250000	1.78697	1.780 - 1.800
7/16/2012	S.A.C. MULTIQUANT FUND, LLC	- 20000	1.78660	1.780 - 1.790
7/16/2012	S.A.C. VELOCITY FUND, LLC	33700	1.77329	1.740 - 1.790
7/16/2012	S.A.C. VELOCITY FUND, LLC	- 29900	1.77950	1.750 - 1.800
7/17/2012	S.A.C. CAPITAL ASSOCIATES, LLC	501500	1.81635	1.760 - 1.840
7/17/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 2000	1.82000	1.760 - 1.840
7/17/2012	CR INTRINSIC INVESTMENTS, LLC	- 10000	1.84205	1.840 - 1.850

Date	Name	Amount	Weighted Average Price	Range of Prices
7/17/2012	S.A.C. MULTIQUANT FUND, LLC	24300	1.84671	1.840 - 1.850
7/17/2012	S.A.C. VELOCITY FUND, LLC	- 10902	1.81422	1.770 - 1.850
7/17/2012	S.A.C. VELOCITY FUND, LLC	6000	1.82217	1.810 - 1.840
7/18/2012	S.A.C. MULTIQUANT FUND, LLC	14300	1.82514	1.810 - 1.830
7/18/2012	S.A.C. VELOCITY FUND, LLC	7009	1.82341	1.790 - 1.840
7/18/2012	S.A.C. VELOCITY FUND, LLC	- 3000	1.82500	1.820 - 1.840
7/19/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 2000	1.81309	1.810 - 1.815
7/19/2012	S.A.C. CAPITAL ASSOCIATES, LLC	776200	1.86863	1.864 - 1.870
7/19/2012	S.A.C. VELOCITY FUND, LLC	- 10200	1.87000	1.820 - 1.890
7/19/2012	S.A.C. VELOCITY FUND, LLC	7500	1.87200	1.840 - 1.890
7/20/2012	S.A.C. CAPITAL ASSOCIATES, LLC	2316800	1.80712	1.780 - 1.870
7/20/2012	CR INTRINSIC INVESTMENTS, LLC	10000	1.86000	1.860 - 1.860
7/20/2012	S.A.C. VELOCITY FUND, LLC	- 18600	1.81177	1.790 - 1.850
7/20/2012	S.A.C. VELOCITY FUND, LLC	19800	1.81384	1.780 - 1.860
7/23/2012	S.A.C. CAPITAL ASSOCIATES, LLC	457900	2.31172	2.270 - 2.320
7/23/2012	S.A.C. CAPITAL ASSOCIATES, LLC	- 4000000	2.31399	2.290 - 2.375
7/23/2012	CR INTRINSIC INVESTMENTS, LLC	1250000	2.29831	2.250 - 2.350
7/23/2012	CR INTRINSIC INVESTMENTS, LLC	- 250000	2.36407	2.320 - 2.410
7/23/2012	S.A.C. MULTIQUANT FUND, LLC	86800	2.29000	2.290 - 2.290
7/23/2012	S.A.C. VELOCITY FUND, LLC	64700	2.28947	2.240 - 2.370
7/23/2012	S.A.C. VELOCITY FUND, LLC	- 63500	2.29063	2.240 - 2.360